Kirkpatrick & Lockhart Preston Gates Ellis LLP
One Lincoln Street
Boston, MA 02111

July 20, 2007

VIA EDGAR

Division of Investment Management
Securities and Exchange Commission
Washington, D.C. 20549

Re:	The Endowment Master Fund, L.P. (811-21527)
The Endowment Registered Fund, L.P. (811-21528)
The Endowment TEI Fund, L.P. (811-21730)

Each of the above-captioned funds has filed a preliminary proxy statement via EDGAR. The Endowment Master Fund, L.P. (the “Master Fund”) is holding a vote of its interest holders for the purposes set forth in the proxy statement, which relate to the approval of an agreement with an unaffiliated subadviser that was terminated due to a change in control of the subadviser, revisions to two Master Fund policies, and an amendment of the Master Fund’s limited partnership agreement. In conformity with requirements that “feeder funds” seek instruction from their investors regarding voting of a master fund proxy, The Endowment Registered Fund, L.P. and The Endowment TEI Fund, L.P., each of which is a feeder fund that invests substantially all of its assets in the Master Fund, are in conjunction with the Master Fund’s proxy soliciting proxies from their investors to determine how to vote each feeder fund’s interests on the Master Fund proposals.

The record date for the determining voting eligibility will be July 31, 2007, and definitive proxies will be filed on or about July 31, 2007. The meeting is anticipated to occur in September 2007.

I may be contacted at (617) 261-3231 with any questions.

Sincerely,

/s/ George J. Zornada

George J. Zornada
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